Mail Stop 4561

November 1, 2007

David C. Scott
President and Chief Executive Officer
3PAR Inc.
4209 Technology Drive
Fremont, California 94538

> **Re:** **3PAR Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on October 26, 2007**
> **File No. 333-145437**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Management's Discussion and Analysis, page 33

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 39

1.   Please note that we are unable to conclude on your response to comment 6 in our letter dated October 19, 2007 and comment 14 in our letter dated September 17, 2007, until you file your next amendment with the revised disclosure and estimated IPO range. After our review of your amendment with the estimated IPO range, additional comments may be forthcoming.

2.   Continue to update us and your disclosures to include the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Compensation Discussion and Analysis, page 79

Competitive Market Review for Fiscal 2007 and Fiscal 2008, page 80

3.   Please see comment 10 of our letter dated October 19, 2007. Please clarify in your
        disclosure that the Venture Capital Salary Survey is a blind survey that does not
        identify to the company or other recipients of the survey the names of the
        companies providing data for the survey, as stated in your response to
        comment 28 of our letter dated September 17, 2007.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Concentration of Credit Risk, page F-9

4.   We note on page 7 of Amendment No. 2 that you disclose that 25% of your
        revenues were attributed to one customer in the first quarter of fiscal 2008. In
        addition, you also disclose on page F-9 that three customers represented 14%,
        14%, and 13% of sales for the six months ended September 30, 2007,
        respectively. Please revise your disclosure on page 67 to include the names of the
        three customers for the six month period ended September 30, 2007, and disclose
        whether the loss of any of these four customers would have a material adverse
        effect on the Company pursuant to Item 101(c)(1)(vii) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. We may have additional comments
based on reviewing your amendment and responses to our comments.

David C. Scott
3 PAR Inc.
November 1, 2007
Page 3

You may contact Melissa Feider at (202) 551-3379 or Patrick M. Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503. If you thereafter require additional assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (650) 493-6811
         Robert P. Latta, Esq.
         Wilson Sonsini Goodrich & Rosati, P.C.